UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Highbury Financial, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42982Y109

(CUSIP Number)

William Wolf

Talon Asset Management, LLC

One North Franklin Street

Suite 900

Chicago, Illinois 60606

Telephone Number: (312) 422-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42982Y109

1.	Names of Reporting Persons. Talon Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power None
8. Shared Voting Power 1,287,837

9. Sole Dispositive Power None
10. Shared Dispositive Power 1,287,837

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,837
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.7%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 42982Y109

1.	Names of Reporting Persons. Talon Opportunity Managers, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power None
8. Shared Voting Power 1,273,837

9. Sole Dispositive Power None
10. Shared Dispositive Power 1,273,837

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,273,837
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42982Y109

1.	Names of Reporting Persons. Talon Opportunity Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power None
8. Shared Voting Power 1,273,837

9. Sole Dispositive Power None
10. Shared Dispositive Power 1,273,837

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,273,837
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6%
14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Common Stock of Highbury Financial, Inc. (“Highbury”), a Delaware corporation which has its principal executive offices at 999 Eighteenth Street, Suite 3000, Denver, Colorado 80202.

This Amendment No. 2 amends and supplements, as set forth below, the information contained in items 1, 3, 5 and 7 of the Schedule 13D filed by Talon Opportunity Partners, L.P. (“TOP”), Talon Opportunity Managers, LLC (“TOM”), and Talon Asset Management, LLC (“TAM”) (collectively, the “Reporting Persons”) with respect to Highbury on June 25, 2009, as amended by Amendment No. 1 thereto filed by the Reporting Persons with respect to Highbury on July 15, 2009 (as so amended, the “Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 2, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

TOP’s working capital was used to purchase the Common Stock and Warrants of Highbury as set forth herein. The total purchase price for the Common Stock and Warrants was approximately $4,254,239.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 9,085,035 shares of Common Stock reported outstanding as of August 10, 2009 in Highbury’s Form 10Q, filed on August 11, 2009.

TAM beneficially owns 972,412 shares of Common Stock and 315,425 warrants to purchase Common Stock of Highbury as of September 10, 2009, which represents 13.7% of the outstanding Common Stock.

TOM beneficially owns 958,412 shares of Common Stock and 315,425 warrants to purchase Common Stock of Highbury as of September 10, 2009, which represents 13.6% of the outstanding Common Stock.

TOP beneficially owns 958,412 shares of Common Stock and 315,425 warrants to purchase Common Stock of Highbury as of September 10, 2009, which represents 13.6% of the outstanding Common Stock.

TOM is the sole general partner of TOP and has sole discretionary investment authority with respect to TOP’s investment in the Common Stock. TAM is the managing member of TOM. As a consequence, TAM and TOM may be deemed to share beneficial ownership of all of the shares of Common Stock owned by TOP.

The transactions in Common Stock effected by the Reporting Persons since those reported in the Schedule 13D dated July 15, 2009, are set out in Exhibit 1 hereto.

No other person is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: List of transactions by Reporting Persons in Highbury since those reported in the Schedule 13D dated July 15, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2009

TALON ASSET MANAGEMENT, LLC

By:	/s/ William Wolf
Name:	William Wolf
Title:	Chief Operating Officer

TALON OPPORTUNITY MANAGERS, LLC

By:	/s/ William Wolf
Name:	William Wolf
Title:	Chief Operating Officer, Talon Asset Management, LLC, as Manager of Talon Opportunity Managers, LLC

TALON OPPORTUNITY PARTNERS, L.P.

By:	/s/ William Wolf
Name:	William Wolf
Title:	Chief Operating Officer, Talon Asset Management, LLC, as Manager of Talon Opportunity Managers, LLC, as General Partner of Talon Opportunity Partners, L.P.

Exhibit Index

Exhibit 1	List of transactions by Reporting Persons in Highbury since those reported in the Schedule 13D dated July 15, 2009.

EXHIBIT 1

LIST OF TRANSACTIONS SINCE THOSE LAST REPORTED IN SCHEDULE 13D

The Reporting Persons engaged in the following transactions in shares of Common Stock of Highbury in the open market since those reported in the Schedule 13D dated July 15, 2009.

Date	Security	Quantity	Transaction	Price
9/8/2009	Warrants	100,000	Purchase	$0.22
9/9/2009	Warrants	25,425	Purchase	$0.21
9/10/2009	Warrants	10,000	Purchase	$0.25